Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)

Ratio of Earnings to Fixed Charges:	Year Ended	Year Ended	Year Ended	Nine Months Ended	Nine Months Ended
	12/26/2004	12/25/2005	12/31/2006	9/29/2007	10/1/2006
Interest expense	112	105	126	272	59
Capitalized interest	9	35	10	16	6
Estimated interest
Estimated interest portion of financing cost	14	16	15	17	11

Fixed charges	$135	$156	$151	$305	$76

Income (loss) before minority interest, equity in net income (loss) of Spansion Inc. and other and income taxes	79	140	(70)	(1,413)	502
Fixed charges	135	156	151	305	76
Less: interest charges capitalized	(9)	(35)	(10)	(16)	(6)
Amortization of capitalized interest	16	10	6	5	4

Earnings (loss)	$221	$271	$77	$(1,119)	$576

Ratio of earnings to fixed charges(1)	1.64	1.74	*	*	7.61

*	Earnings are inadequate to cover fixed charges in these periods.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest expense on long-term debt and capital leases, amortization of deferred financing costs and that portion of rental expense deemed to be representative of interest. Earnings consist of income (loss) before income taxes, minority interest, and equity in net income (loss) of Spansion Inc. and other plus fixed charges. For the fiscal year ended 2006, earnings were insufficient to cover fixed charges by $74 million. For the nine months ended September 29, 2007, earnings were insufficient to cover fixed charges by $1,424 million.

(1)	May not foot due to rounding.